Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Six Months Ended June 30, 2009 (Unaudited)		Years Ended December 31,
			2008		2007	2006	2005	2004
Earnings
Income before income taxes	$461	(a)	$604	(a)	$855	$904	$296	$280
Interest expense	121		220		267	303	332	219
Portion of rents representative of the interest factor	75		156		170	170	149	153

	$657		$980		$1,292	$1,377	$777	$652

Fixed Charges
Interest expense	$121		$220		$267	$303	$332	$219
Portion of rents representative of the interest factor	75		156		170	170	149	153

	$196		$376		$437	$473	$481	$372

Ratio of Earnings to Fixed Charges	3.4		2.6		3.0	2.9	1.6	1.8

(a)	Excludes the non-cash goodwill impairment charges of $315 million and $540 million recorded in the Risk Consulting & Technology segment in 2009 and 2008, respectively.